SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of January, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUCEMENT TO THE MARKET

SECONDARY OFFERING OF COMMON SHARES ISSUED BY REDECARD S.A.

1. UNIBANCO - União de Bancos Brasileiros S.A., through its non-financial subsidiary Unibanco Participações Societárias S.A. ("UNIBANCO"), jointly with the remaining controlling shareholders of Redecard S.A. ("Redecard"), has filed, on this date, a Preliminary Prospectus of Public and Secondary Offering of Common Shares Issued by Redecard, with "Comissão de Valores Mobiliários" -"CVM", the Brazilian Exchange Comission ("Offering") .

2. Considering its position as a shareholder pertaining to Redecard´s control group, UNIBANCO announces to the market that the sale of part of its equity stake in Redecard will depend on favorable market conditions and of a positive evaluation of the stock price. The participation of UNIBANCO in the Offering will not incur in any change in the control group of Redecard and it will respect the limits, terms and conditions established in the Shareholders Agreement of Redecard.

São Paulo, January 15, 2008.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 15, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.